Exhibit 21.1

List of Subsidiaries

The Following are the Registrant and its subsidiaries:

Registrant (Cayman Islands):

China Yuan Hong Fire Control Group Holdings Ltd

Subsidiary (Hong Kong):

Yuanhong Fire Technology (HK) Limited

Subsidiary (PRC):

Fujian Fulian Machinery Co., Ltd.

Non-Subsidiary Controlled Companies (PRC)

Beijing Yuanhong Dingsheng Fire Control Technology Co., Ltd.